John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS 66224

Phone: 913.660.0778    Fax: 913.660.9157

john.lively@1940actlawgroup.com

March 24, 2011

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 333-151672 and 811-22208)

Dear Ms. Stirling:

On December 23, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 22 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 23 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the Angel Oak Multi-Strategy Income Fund (the “Fund”).

On February 9, 2011, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Attached to this letter are marked copies of the Fund’s prospectus and statement of additional information, marked to show proposed changes in response to your comments on the Amendment. The Trust intends to file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”) for the purpose of formally incorporating the modifications to the Fund’s prospectus and statement of additional information as described in this letter, and to make other minor and conforming changes.

Prospectus

Table of Contents

1.	Comment: Please remove “Portfolio Turnover” from the table of contents.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Fees and Expenses of the Fund

2.	Comment: Please remove footnote 1 and add the disclosure regarding the $15 wire fee into the parenthetical information following the “Redemption Fee” line item.

Response: The Trust has revised the disclosure as you have requested.

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

March 24, 2011

3.	Comment: In the last line item of the fee table and in footnote 3, please remove the parenthesis around the wording “after fee waivers/expense reimbursements.”

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: In footnote 3, please remove the reference to the description of “acquired fund fees and expenses” as it is not presented above footnote 3.

Response: The Trust has revised the disclosure as you have requested.

5.	Comment: Please confirm that the expense limitation arrangements will extend 12 months after the effective date of the prospectus.

Response: The Trust confirms that the expense limitation arrangements will extend at least 12 months after the date of the prospectus.

Fund Summary – Principal Investment Strategies

6.	Comment: Please disclose in this section as well as in the risk sections and Item 9 disclosure section, that the Fund is non-diversified.

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: In the last sentence of the first paragraph, please explain the concept of “relative value.”

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: Please confirm if borrowing is a principal strategy of the Fund. If so, please ensure that the interest costs associated with borrowing are captured in the line item “other expenses” in the fee table.

Response: The Trust confirms that borrowing is not a principal strategy of the Fund and accordingly, it has removed that disclosure from the principal risks and strategies disclosures.

9.	Comment: In the fourth paragraph, first sentence, please modify the language surrounding corporate debt securities to note that these include junk bonds.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: In regards to the Fund’s investments in debt securities, please address the concept of maturity and whether the Fund considers factors such as maturity in its decisions to purchase debt securities. Disclose any other pertinent factors the Fund may consider when selecting debt securities.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks of Investing in the Fund

11.	Comment: In the fixed income securities risk disclosure pertaining to “junk bonds,” please add the concept that such securities are speculative in nature.

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

March 24, 2011

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: Please confirm whether the Fund intends to concentrate in a particular industry or group of industries. If it will concentrate, please revise the fundamental investment policy on concentration in the Fund’s statement of additional information. If it will not concentrate, please revise the risk disclosure in the prospectus to remove the suggestion of concentration and use other terminology, such as “focus.”

Response: The Adviser has confirmed to the Trust that it will not concentrate the Fund’s investments in a particular industry or group of industries. Accordingly, the Trust has revised the risk disclosure in the prospectus.

13.	Comment: Please confirm if holding illiquid securities is a principal strategy for the Fund and, if so, please describe it in the principal strategies section of the summary.

Response: The Trust hereby confirms that investments in illiquid securities are a part of the Fund’s principal investment strategies and it has revised the disclosure as you have requested.

14.	Comment: Delete the following sentence in the risk sections of the prospectus unless the Fund may be bank sold: “An investment in the Fund is not a deposit at a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Otherwise, the disclosure may be left in the risk sections of the prospectus.

Response: The Adviser has informed the Trust that the Fund may be bank sold; accordingly, the Trust has kept the disclosure in the risk sections of the prospectus.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks – Principal Investment Strategies

15.	Comment: Please clarify the language in the first and second sentences in the first paragraph.

Response: The Trust has revised the disclosure as you have requested.

Fund Policy on Market Timing

16.	Comment: Please disclose if there are any restrictions on the number of purchases and sales of the Fund’s shares. If there are none, there is nothing to add. If there are, please add that disclosure.

Response: At this time, the Board of Trustees has not adopted any policies that limit the specific number of purchases and sales (round-trips) of Fund shares.

Appendix – Adviser’s Prior Performance

17.	Comment: In the fifth sentence of the third paragraph, please add the word “actual” prior to “fees.”

Response: The Trust has determined to remove the Appendix from the prospectus, and to not include any information regarding the Adviser’s prior performance.

18.	Comment: Please confirm that when the prior performance fee table is added in the B-Filing it will contain performance for the periods of 1, 5 and 10 years or inception, as applicable.

Ms. Linda B. Stirling

U.S. Securities and Exchange Commission

March 24, 2011

Response: The Trust has determined to remove the Appendix from the prospectus, and to not include any information regarding the Adviser’s prior performance.

*                *                 *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

John H. Lively